UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2001

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ____________

Commission file number: 0-22228

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Astoria Federal Savings and Loan Association Incentive Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

Astoria Financial Corporation, One Astoria Federal Plaza, Lake Success, New York 11042-1085

Page 1 of 22. Exhibit Index is located at page 4.

REQUIRED INFORMATION

Item 1. Not Applicable.

Item 2. Not Applicable.

Item 3. Not Applicable.

Item 4. Audited Statement of Assets available for Plan Benefits of the Astoria Federal Savings and Loan Association Incentive Savings Plan as of December 31, 2001 and 2000 and the related Statements of Changes in Assets available for Plan Benefits for the years then ended are attached hereto as Exhibit 1 which is incorporated by reference herein.

Exhibit 1. Audited Financial Statements of the Astoria Federal Savings and Loan Association Incentive Savings Plan Financial Statements and Schedules.

Exhibit 2. Consent of KPMG LLP.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Astoria Federal Savings and Loan Association Incentive Savings Plan
(Name of Plan)

Dated: June 26, 2002

Arnold K. Greenberg, Plan Administrator

Page 3 of 22.

EXHIBIT INDEX

EXHIBIT NO. 1

Page 5 of 22.

KPMG

ASTORIA FEDERAL SAVINGS AND LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

**ASTORIA FEDERAL SAVINGS AND
LOAN ASSOCIATION INCENTIVE SAVINGS PLAN**

Table of Contents

KPMG

1305 Walt Whitman Road
Suite 200
Melville, NY 11747-4302

Independent Auditors' Report

The Trustees
Astoria Federal Savings and Loan Association
Incentive Savings Plan:

We have audited the accompanying statements of assets available for plan benefits of the Astoria Federal Savings and Loan Association Incentive Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further discussed in note 1 to the financial statements, the board of directors of Astoria Federal Savings and Loan Association, the Plan's sponsor, voted on October 18, 2000 to merge the Long Island Savings Bank 401(k) Savings Plan with and into the Plan, effective November 1, 2000.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 24, 2002

ASTORIA FEDERAL SAVINGS AND
LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

Statements of Assets Available for Plan Benefits

December 31, 2001 and 2000

		2001	2000
Assets:			
Investments:			
At fair value:			
Pooled separate accounts	$	20,975,860	22,045,008
Astoria Financial Corporation common stock		18,739,324	23,174,589
Investment managed by Diversified:			
Guaranteed account		1,480,156	2,813,982
Loans to participants		1,033,810	867,276
		42,229,150	48,900,855
At contract value:			
Investment managed by CG Life:			
Guaranteed account		10,801,406	7,608,883
Total investments		53,030,556	56,509,738
Receivables:			
Participants' contributions		—	86,003
Interest on participant loans		—	369
Total receivables		—	86,372
Assets available for plan benefits	$	53,030,556	56,596,110

See accompanying notes to financial statements.

ASTORIA FEDERAL SAVINGS AND
LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

Statements of Changes in Assets Available for Plan Benefits

Years ended December 31, 2001 and 2000

		2001	2000
Additions to assets attributed to:			
Investment activities:			
Interest	$	755,326	111,305
Dividends		440,996	560,125
Interest on participant loans		73,902	63,165
Net (depreciation) appreciation in fair value of investments		(2,112,071)	8,544,333
		(841,847)	9,278,928
Participants' contributions		2,979,434	2,116,256
Total additions, net		2,137,587	11,395,184
Deductions from assets attributed to:			
Benefits paid to participants		(5,689,495)	(3,262,161)
Administrative expenses		(13,646)	(6,957)
Total deductions		(5,703,141)	(3,269,118)
Net (decrease) increase prior to transfer		(3,565,554)	8,126,066
Transfer of Plan assets from Long Island Savings Bank 401(k) Savings Plan		—	26,738,027
Net (decrease) increase		(3,565,554)	34,864,093
Assets available for plan benefits:			
Beginning of year		56,596,110	21,732,017
End of year	$	53,030,556	56,596,110

See accompanying notes to financial statements.

ASTORIA FEDERAL SAVINGS AND LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(1) Description of the Plan

The following brief description of the Astoria Federal Savings and Loan Association Incentive Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan covering substantially all employees of Astoria Federal Savings and Loan Association (the Association and plan administrator). The Plan was established in March of 1986 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Following the close of business on September 30, 1998, Astoria Financial Corporation (Astoria) completed the acquisition of Long Island Bancorp, the holding company of The Long Island Savings Bank, FSB (LISB), with LISB merging with and into the Association. Effective on November 1, 2000, the LISB 401(k) Savings Plan (LISB Plan) was merged with and into the Plan, resulting in a transfer of all of the assets from the LISB Plan to the Plan. Participants' and beneficiaries' balances held by the LISB Plan at November 1, 2000 were transferred to the Plan on such date, and the changes in assets are included in the statement of changes in assets for the two month period ended December 31, 2000, for continued investment of the accounts of such participants and beneficiaries and for distribution to them in accordance with the Plan's terms.

In addition, the Plan changed its trustee, record keeper, and investment manager from T. Rowe Price to CG Life, a subsidiary of CIGNA Corp. (CIGNA), effective November 1, 2000.

(b) Eligibility and Participation

For the period up to and including October 31, 2000, during which time T. Rowe Price was the trustee, employees were able to enroll in the Plan on January 1, April 1, July 1 or October 1 following the date he/she met the Plan's eligibility requirements. Effective November 1, 2000, with CG Life as trustee, employees can enroll in the Plan on the first day of any month following the date he/she meets the Plan's eligibility requirements.

(c) Contributions

The Plan allows participants to contribute from 1% to 10% of their base salary up to a maximum of $10,500 for the years ended December 31, 2001 and 2000. Matching contributions, if any, will be made at the discretion of the Association. The Association did not make any matching contributions for the plan years ended December 31, 2001 and 2000.

(d) Participant Accounts

Each participant's account is credited with the participant's contribution, allocation of the Association's contribution (if any), and plan earnings. Allocations are based on participant contributions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(e) *Vesting and Forfeitures*

Participants shall have a fully vested interest in their contributions. The participant's vested interest in the Association's matching contributions shall be determined as follows:

Years of service	Vested percentage
Less than 2	0%
2 but less than 3	20
3 but less than 4	40
4 but less than 5	60
5 but less than 6	80
6 or more	100

Pursuant to the terms of the merger agreement with Astoria, participants from the former LISB Plan whose employment was terminated on or after October 1, 1998, as a result of the merger, became fully vested in LISB's matching contributions plus actual earnings thereon regardless of the years of vested service.

Any amounts forfeited by reason of failure to vest, shall be used by the Association to reduce its contribution at the end of the following plan year or any other subsequent plan year as the Association may choose until the amounts are completely utilized. Because no contributions were made by the Association for the years ended December 31, 2001 and 2000, forfeitures can be used to pay expenses of the Plan as permitted by the Plan, that were not otherwise paid by the Association. For the year ended December 31, 2001, $22,421 of forfeitures were used to pay for the Plan's expenses. No forfeitures were used to pay for the Plan's expenses during 2000.

(f) *Payment of Benefits*

Upon a participant's termination in the Plan for reasons other than retirement, disability or death, benefits will be distributed in a lump sum within 60 days after the termination date, unless otherwise elected. Participants with balances of less than $5,000 in 2001 and 2000 were paid in a lump sum payment. Upon a participant's termination in the Plan due to retirement, disability or death, the participant or designated beneficiary will receive the value of the vested account balances in a lump sum. During employment, a participant may make withdrawals of their contributions in the event of a "hardship withdrawal". Only two such withdrawals can be made each year, and such withdrawals must each be for a minimum of $1,000. The Association's contributions cannot be withdrawn during the participant's employment with the Association.

(g) *Loans to Participants*

A participant may request a loan from the Plan for up to one-half of the adjusted value of the participant's vested interest in the Plan. The minimum loan amount is $1,000 and the maximum loan amount is $50,000. Outstanding loans to the Plan's participants were at interest rates between 5.00% and 11.00%, and 8.23% and 11.00% as of December 31, 2001 and 2000, respectively. Loans must be repaid within 5 years except for loans made for the purchase or major repair of the participant's primary residence, which must be repaid within 10 years, and for loans originated when T. Rowe Price was trustee, 15 years. The outstanding loan terms range from 1 to 14 years and 1 to 15 years, at December 31, 2001 and 2000, respectively. Interest received on outstanding participant loans, is transferred into the participants' accounts based on their elected percentage allocation of the available funds. Principal and interest is paid ratably through semi-monthly payroll deductions, and when T. Rowe Price was trustee, monthly payroll deductions.

(h) Investment Options

Effective November 1, 2000, with CG Life providing record keeping, benefit payment, fund custodian and other administrative services for the Plan, participants may elect to direct contributions to any or all of the funds offered by the Plan, including the common stock of Astoria Financial Corporation, in multiples of 1% of contributions. Participants are able to change their election daily concerning contribution percentages, investment direction, and transfer of funds between investments in accordance with provisions described in the plan agreement.

For the period up to, and including October 31, 2000, during which time T. Rowe Price was the trustee, the participant could have elected to direct the contributions to any or all of the funds offered by the Plan, including the common stock of Astoria Financial Corporation, in multiples of 20% of contributions. Allocations of account balances and/or contributions could have been changed monthly, subject to certain restrictions as defined in the plan document.

For the period up to, and including October 31, 2000, T. Rowe Price had been designated as trustee and investment manager for the Plan. The Plan consisted of six funds. There were four pooled investment funds (New Horizon Fund, New Income Fund, Prime Reserve Fund and Growth and Income Fund), a Loan Fund in which loans to plan participants were recorded, and a fund which had maintained the Plan's investment in the common stock of the Association's parent company, Astoria Financial Corporation. All of the pooled investment funds were also managed by T. Rowe Price.

Prior to the merger of the LISB Plan with and into the Plan, CG Life was designated as trustee and investment manager for the LISB Plan assets. The funds managed by CG Life consisted of the Lifetime Funds, Fidelity Advisor Equity Income, Dreyfus Founders Growth, Fidelity Contrafund, PBHG Growth, Guaranteed/Fixed Fund, Janus Worldwide, the Large Company Stock Index, a loan fund, and a fund which maintained the Plan's investments in the common stock of the Association's parent company, Astoria Financial Corporation.

Effective November 1, 2000, assets transferred from T. Rowe Price and from the LISB Plan managed by CG Life were transferred from participant's previously allocated funds to CIGNA funds as follows:

T. Rowe Price/ CIGNA Funds (pre-merger)	CIGNA Funds (post-merger)
T. Rowe Price New Income Fund	Core Bond Fund
T. Rowe Price Prime Reserve	CIGNA Guaranteed Short-Term Account
T. Rowe Price New Horizons	Small Company Stock – Growth Fund
T. Rowe Price Growth & Income	Large Company Stock – Value I Fund
Lifetime Funds	Janus Advisor Balanced Account
Fidelity Advisor Equity Income	Large Company Stock – Value I Fund
Dreyfus Founders Growth	Large Company Stock – Growth II Fund
Fidelity Contrafund	Large Company Stock – Growth II Fund
PBHG Growth	INVESCO Dynamics
Guaranteed Income/Fixed Fund	Guaranteed Income Fund
Janus Worldwide	Janus Worldwide Account
Large Company Stock Index	Large Company Stock Index

With the merger of the LISB Plan into the Plan and the change of trustee, record keeper and custodian from T. Rowe Price to CG Life, a portion of the assets from the LISB Plan remained in the Government Fixed Fund managed by Diversified Investment Advisers (Diversified). Such assets were being transferred to the CIGNA Guaranteed Income Fund in increments, with the final transfer occurring in April 2002.

In addition, a new fund, Small Company Stock – Value I Fund, was added to the available funds to participants, as of November 1, 2000.

(2) Summary of Significant Accounting Policies

The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. The more significant accounting policies followed by the Plan are as follows:

(a) Basis of Presentation

The accompanying financial statements have been prepared under the accrual basis of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) *Investment Valuation and Income Recognition*

The pooled separate accounts of the Plan consist of common stocks and bonds held in pooled accounts. These investments are carried by the Plan at fair value, which is based on the value of the underlying securities included in the pooled accounts. Closing market prices are used for those securities traded on a national exchange, while shares of the pooled funds are valued at the Plan's aggregate investment in the shares of such funds at their reported net asset value at the end of each period.

The guaranteed accounts of the Plan represent investments with a guarantee as to future return and against loss of principal. The Plan has guaranteed accounts managed by CG Life and Diversified, whereby investments are guaranteed as to principal and credited interest.

The Plan's guaranteed account managed by CG Life has been deemed to be fully benefit-responsive and accordingly, the guaranteed account is carried by the Plan at contract value (contributions, plus interest, less distributions). The interest rate is declared in advance and modified periodically to reflect changing investment conditions. The crediting interest rate for the period from January 1, 2001 through June 30, 2001 was 5.85% and for the period from July 1, 2001 through December 31, 2001 was 5.55%. The interest yield was 5.70% for the plan year ended December 31, 2001.

The Plan's guaranteed account managed by Diversified has been deemed not to be fully benefit-responsive, and the guaranteed account is carried by the Plan at fair value, which approximates contract value. Fair value was calculated by the discounted cash flow method utilizing a discount rate equal to the risk free rate of return of the U.S. government treasury bill over the remaining contract period. The interest rate is declared in advance and modified periodically to reflect changing investment conditions. The crediting interest rate and yield was 5.00% for the plan year ended December 31, 2001.

The Plan's investment in Astoria Financial Corporation common stock is carried at fair value, as determined by closing market price. Loans to participants are carried at cost. The difference between cost and fair value is not material to the financial statements of the Plan taken as a whole.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Investment income recorded by the Plan includes current earnings from investments, the net change in the unrealized appreciation or depreciation in assets, and any realized gains and losses on investments sold during the period.

(d) *New Accounting Pronouncements*

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities* (SFAS No. 133). SFAS No. 133 requires that an entity recognize all derivatives in its statements and measure those instruments at fair value.

SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, *Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133,* the Plan was required to adopt SFAS No. 133 effective January 1, 2001. Management has determined the impact of adopting SFAS No. 133 on the Plan financial statements to be immaterial.

(e) Payment of Benefits

Benefits to participants or their beneficiaries are recorded when paid.

(3) Investments

The following investments represent 5% or more of the Plan's assets available for benefits at December 31, 2001 and 2000:

	2001	2000
Investments managed by CG Life:		
Common stock of Astoria Financial Corporation	$ 18,739,324	23,174,589
CIGNA Guaranteed Income Fund	10,801,406	7,608,883
Large Company Stock – Value I Fund	7,030,535	7,561,627
Small Company Stock – Growth Fund	3,128,088	3,952,706
CIGNA Guaranteed Short-term	3,049,385	—

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	2001
CIGNA Stock Market Index Account	$ (336,407)
Janus Worldwide Account	(256,356)
Janus Advisor Balanced Account	(22,271)
Large Company Stock – Value I Fund	(286,436)
Large Company Stock – Growth II Fund	(114,069)
INVESCO Dynamics	(572,095)
Small Company Stock – Value I Fund	54,615
Small Company Stock – Growth Fund	(341,038)
Core Bond Fund	136,869
Common Stock of Astoria Financial Corporation	(374,883)
	$ (2,112,071)

		2000
New Horizons Fund	$	219,633
New Income Fund		19,553
Growth and Income Fund		381,990
CIGNA Lifetime Fund 20		25
CIGNA Lifetime CIGNA		68
Lifetime Fund 40Fund 30		353
CIGNA Lifetime Fund 50		31
CIGNA Lifetime Fund 60		58
Fidelity Advisor Equity Income Account		(14,120)
CIGNA Stock Market Index Account		(219,286)
Fidelity Contrafund		(697)
Founders Growth		(1,443)
PBHG Growth		(10,715)
Janus Worldwide Account		(98,901)
Janus Advisor Balanced Account		(5,638)
Large Company Stock – Value I Fund		(111,142)
Large Company Stock – Growth II Fund		(71,520)
INVESCO Dynamics		(355,867)
Small Company Stock – Value I Fund		2,711
Small Company Stock – Growth Fund		(115,408)
Core Bond Fund		56,387
Common Stock of Astoria Financial Corporation		8,868,261
	$	8,544,333

(4) Administrative Expenses

The Association pays investment and administrative expenses charged to it by CG Life, except to the extent the Association elects to pay such expenses from the Plan's assets. For the plan years ended December 31, 2001 and 2000, $13,646 and $6,957, respectively, of expenses were paid from the Plan's assets net of forfeitures of $22,421 for the year ended December 31, 2001.

(5) Plan Termination

Although the Association has not expressed any intent to do so, the Association has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, all participants become 100% vested in the employer's contributions.

(6) Tax Status

The IRS determined and informed the Association by a letter dated August 15, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan's counsel believe that the Plan and related trust are designed and are currently being operated in compliance with the applicable requirements of the IRC.

(7) Related Party Transactions

The Plan paid investment related fees to CG Life, a party in interest, for the Plan year ended December 31, 2001 and during the period from November 1, 2000 to December 31, 2000, aggregating $13,646 and $6,957, respectively. Fees paid by the Association to T. Rowe Price during the ten-month period ended October 31, 2000 aggregated $45,520.

ASTORIA FEDERAL SAVINGS AND LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

Schedule of Assets (Held at End of Year)

December 31, 2001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
*	CIGNA	CIGNA Guaranteed Short-Term Account (55,962 units)	$	3,049,385
*	CIGNA	CIGNA Stock Market Index Account (34,434 units)		2,160,622
	Janus	Janus Worldwide Account (15,142 units)		868,660
	Janus	Janus Adviser Balanced Account (19,205 units)		501,331
*	CIGNA	Large Company Stock – Value I Fund (459,479 units)		7,030,535
	Morgan Stanley Dean Witter	Large Company Stock – Growth II Fund (55,338 units)		611,071
	INVESCO Funds	INVESCO Dynamics (51,473 units)		1,193,275
	Berger	Small Company Stock – Value I Fund (27,268 units)		481,442
*	CIGNA	Small Company Stock – Growth Fund (200,214 units)		3,128,088
*	CIGNA	Core Bond (163,426 units)		1,951,451
*	CIGNA	CIGNA Guaranteed Income Fund (10,801,406 units)		10,801,406
*	Astoria Financial Corporation	Common stock of Astoria Financial Corporation (707,357 shares)		18,739,324
*	Diversified Investment Advisors	Government Fixed Fund (1,480,156 units)		1,480,156
*	Plan Participants	Participant Loans (interest rates: 5.00% – 11.00%; terms: 1-14 years)		1,033,810
			$	53,030,556

KPMG

EXHIBIT NO. 2

Page 21 of 22.

KPMG

Independent Auditors' Consent

The Board of Directors
Astoria Federal Savings and Loan Association
Incentive Savings Plan:

We consent to incorporation by reference in the registration statement (No. 33-88558) on Form S-8 of our report dated June 24, 2002, relating to the financial statements and schedules of the Astoria Federal Savings and Loan Association Incentive Savings Plan (the "Plan") as of and for the years ended December 31, 2001 and 2000, which report appears in the December 31, 2001 Annual Report on Form 11-K of the Plan.

KPMG LLP

Melville, New York
June 24, 2002